Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

July 9, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Grzeskiewicz

Re:	Variant Alternative Income Fund, File Nos.: 333-224275; 811-23336

Dear Mr. Grzeskiewicz:

The following responds to the comments you provided on May 11, 2018 in connection with your review of the registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Variant Alternative Income Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below have been reflected in an amendment to the Fund’s Registration Statement filed contemporaneously with this response.

General

1.	Comment: We note that you submitted an application for exemptive relief on April 13, 2018 in connection with the registration statement in order to issue multiple classes of share. Please keep the undersigned apprised of the ongoing status of the application.

Response: The Registrant will keep you apprised of the ongoing status of the application.

2.	Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Acknowledged.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Prospectus

Cover Page

3.	Comment: Please include a statement in bold on the outside cover page that investing in the Fund may be speculative and involves a high degree of risk, with a cross reference to the discussion of those risk factors in the prospectus. See Item 1.1.j. of Form N-2.

Response: The Registrant has added the following statement to the outside cover as follows: “Investing in Shares may be considered speculative and involves a high degree of risk. Please review the “Principal Risk Factors starting on page __ of this Prospectus.”

4.	Comment: Please disclose any minimum required offering proceeds in order to begin operating the Fund. Also, disclose any arrangements to escrow proceeds prior to reaching this minimum required amount. See Instruction 5 to Item 1 of Form N-2.

Response: There is no minimum required offering proceeds as it is intended that the assets of the Predecessor Fund will be transferred to the Fund simultaneously with the commencement of operations.

5.	Comment: Footnote 2 to the price table on the cover page states, “The minimum initial investment in Institutional Class Shares by any investor is $1 million and the minimum initial investment in Investor Class Shares by any investor is $25,000. However, the Fund, in its sole discretion, may accept investments below this minimum.” Please explain to the staff if the funds will accept investments below $25,000 and if so, under what conditions. We may have additional comments.

Response: The Registrant has revised the disclosure to clarify that the Fund may, in its sole discretion, accept investments below only the Institutional Class $1 million minimum in initial investment.

Fund Summary

6.	Comment: Does the Fund intend to begin operations offering only Institutional Class Shares if this registration statement becomes effective before the exemptive order is issued?

Response: Registrant confirms that it intends to seek effectiveness of this registration statement and begin operations prior to receiving exemptive relief to offer multiple classes of common shares. If the registration statement becomes effective before the exemptive order is issued, Registrant confirms it will only offer Institutional Class Shares.

7.	Comment: Please inform the staff in your response to these comments whether the Predecessor Fund had been created for purposes entirely unrelated to the establishment of a performance record.

Response: The Registrant has confirmed with the Investment Manager that it created the Predecessor Fund for purposes entirely unrelated to the establishment of a performance record.

8.	Comment: The disclosure states that the Fund’s Board of Trustees may change its objective and policies, restrictions, strategies and techniques without shareholder approval. Please disclose the risks associated with potential changes by the Board (i.e., investors may be left holding an investment with a policy and strategy they did not anticipate, and limited means by which the may dispose of their investment in the Fund.).

Response: The Registrant respectfully declines to add the requested additional risk disclosure because the disclosures in the Prospectus that the Fund’s Board of Trustees may change its objective and policies, restrictions, strategies and techniques without shareholder approval coupled with the limited liquidity disclosures sufficiently address the risks associated with such potential changes.

9.	Comment: The disclosure in the first paragraph under this heading also states that the Fund will invest “in alternative income-generating investments. For purposes of the Fund’s strategy, such investments may include private and public debt, loans and equity as well as other investments that generate an interest payment, dividends or other forms of distributions and that generally accrue value over time.” (Emphasis added.) Certain of these strategies may not be deemed alternative strategies. Please explain to the staff whether and how a majority of the assets will be invested in “alternative investments.”

Response: The Registrant has revised the disclosure in the referenced paragraph to more fully describe the alternative-income generating investments which will comprise a majority of its net assets as follows:

“The Fund’s primary objective is to provide a high level of current income. Capital appreciation will be considered a secondary objective. Under normal market conditions, the Fund will seek to achieve its investment objective by investing, directly or indirectly through a wide range of investment vehicles (“Underlying Funds”), a majority of its net assets (plus any borrowings for investment purposes) in alternative income-generating investments. Such investments ~~may include~~are typically domestic and foreign ~~securities and other financial instruments not typically serviced by banks and capital markets,~~privately-held investments that are outside of traditional public equity and bond markets. These positions typically generate an interest payment, pay dividends, or have other forms of distributions that generally accrue value over time. These assets may includ~~ing~~e, but are not limited to, real estate equity and debt securities, life settlements, receivables, specialty finance, litigation finance-related investments, royalties, transportation ~~finance-related and infrastructure-related~~finance, collateralized loan obligation warehouse facility investments, ~~and mortgage servicing rights~~as well as purchases of interests in private credit funds in the secondary market. The Fund may also invest in ~~private and~~public securities, including public debt~~, loans, including collateralized loan warehouse investments~~, master limited partnerships, business development companies, and ~~other investments that generate an interest payment, dividends or other forms of distributions and that generally accrue value over time~~preferred stock. The Fund will allocate its investments across multiple strategies in both developed and emerging markets with varying levels of liquidity and credit quality, including distressed and defaulted investments. The Fund may use derivative investments and may have exposure to long and short positions across its asset classes to obtain the desired risk exposure consistent with its investment strategies. There can be no assurance that the Fund will achieve its investment objective.”

10.	Comment: Supplementally inform the staff about the extent of the Investment Manager’s experience advising and managing publicly offered investment vehicles and, specifically, interval funds. If the Investment Manager’s prior experience is limited or non-existent, that fact should be disclosed as a discrete risk in “Risk Factors”.

Response: The Registrant confirms that the Investment Manager does not have any prior experience advising and managing publicly offered investment vehicles. The Registrant has added the following to “Limited Operating History Risk” in the Prospectus: “In addition, the Investment Manager has not previously managed a publicly offered investment vehicle, such as the Fund.”

11.	Comment: The disclosure states that the Fund has applied for exemptive relief to allow the Fund to adopt a Rule 12b-1 distribution and servicing plan with respect to Investor Class Shares. Is this a separate application from the one filed on April 13? If so, has this application been filed yet? Please keep the undersigned informed of its current status.

Response: The Registrant confirms that it has applied for exemptive relief to allow it to adopt a Rule 12b-1 distribution and servicing plan with respect to Investor Class Shares as part of the application filed on April 13, 2018. As stated in the Response to Comment 1, Registrant will keep you informed of the status of the exemptive application.

12.	Comment: Footnote 4 to the fee table states, “Managers of registered investment companies and private funds generally receive management fees, typically ranging between 0.0% and 2% per annum of the Fund’s assets under their management, as well as, in some cases, quarterly or annual incentive allocations typically ranging between 0% and 20% of any profits earned during the applicable calculation period.” Please further clarify the meaning of assets under management. (Does it include amounts borrowed or notional value of derivatives?)

Response: The Registrant notes that the reference to “assets under their management” in Footnote 4 pertains to each respective underlying funds’ assets under management and corresponding management fees. Each underlying fund manager may calculate its respective fund’s assets under management differently. The Registrant will update Footnote 4 to clarify that the statement pertains to underlying funds’ assets under management.

Fund Fees and Expenses

13.	Comment: Please provide the staff with a completed fee table by pre-effective amendment. We may have additional comments on the completed fee table.

Response: The Registrant has completed the fee table as requested.

Investment Objective and Strategies

14.	Comment: Please add disclosure about the duration and maturity of the fixed income securities in which the Fund invests, an explanation of duration and sensitivity of interests rates, including an example (e.g., if the portfolio has a duration of three years and interest rates increase by one percent, the portfolio would decline in value by approximately 3%); and an explanation of the difference between maturity and duration.

Response: The Registrant has added the following disclosure to the Prospectus: “The Fund may invest in fixed income securities of any maturity and duration. The maturity of a fixed income security refers to the amount of time between issuance and the date that its principal is paid. Duration is a measure of the fixed income investment’s sensitivity to interest rates. For example, a bond with a duration of 3 years would lose 3% of its value if interest rates rose by 1%, or would gain 3% if interest rates declined by 1%.”

15.	Comment: Clarify to what extent the Fund can invest in non-U.S. investments. Is there a limit on non-U.S. investments and emerging markets?

Response: The Registrant has added disclosure to indicate that it may invest in foreign securities, in developed and/or emerging markets, without limitation.

16.	Comment: Since the disclosure describes investments in derivative instruments, please review the principal strategies and principal risk factors disclosures to ensure that the information is not too generic or standardized and that it also describes the actual derivative instruments that the Fund intends to use to achieve its investment objective. See Barry Miller’s Letter to the Investment Company Institute dated July 30, 2010 and Division of Investment Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/division/investment/guidance/im-guidance- 2013-03.pdf. Please also confirm supplementally that each type of instrument named in the derivatives risk disclosure is consistent with the investment strategy of the fund.

Response: The Registrant has confirmed that the disclosure regarding the use of derivatives is consistent with Barry Miller’s Letter to the Investment Company Institute dated July 30, 2010 and Division of Investment Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/division/investment/guidance/im-guidance- 2013-03.pdf and that the instruments named in the derivatives risk disclosure are consistent with the investment strategy of the Fund.

17.	Comment: The principal risk factors include many investments that are not mentioned in this strategy section. For example, page 28 states, “Short positions may comprise a significant portion of any Underlying Fund’s investments and, therefore, of the Fund’s overall portfolio.” Please revise the strategy section to include all principal strategies. Also, if certain risks are not deemed principal risks, please clarify. We may have additional comments

Response: The Registrant has revised the “Investment Strategies and Overview of Investment Process” section to include the principal strategies and has removed those risks that are not deemed principal risks from the “Principal Risk Factors” section of the Prospectus.

Principal Risk Factors

18.	Comment: Some of the investments and practices discussed under this heading are not even mentioned in “Investment Strategies and Overview of the Investment Process”. These investments and practices should be discussed in that section along with an explanation of how they further the Fund’s investment objective. If they are not principal, material investments and practices of the Fund, the discussions concerning them should be moved to the statement of additional information.

Response: The Registrant has revised the “Investment Strategies and Overview of Investment Process” section of the Prospectus to include the principal strategies and has removed those strategies that are not principal strategies to the Statement of Additional Information.

19.	Comment: Page 21 states the Fund may invest in marketplace loans. Please inform the staff to what extent the fund may make different marketplace lending investments. We may have additional comments.

Response: The Registrant confirms that it will only make limited marketplace lending investments. As such, the Registrant will move this risk to the Statement of Additional Information. The Registrant has also indicated in the Statement of Additional Information which investment strategies and risks are principal investment strategies and risks.

Variant Alternative Income Fund, L.P. Performance

20.	Comment: Please explain in your response letter your justification for using the performance of the Predecessor Fund, especially since it has been in existence for only seven months and has performance results for only six months. Did the advisor manage any similar accounts? Please advise the staff whether the Fund is relying on Massachusetts Mutual Institutional Funds (pub. avail. Sep 28, 1995). This no-action letter permits a fund, under certain conditions, to include in its performance record the performance of an unregistered predecessor account that was converted into the Fund. We may have additional comments.

Response: The Investment Manager has confirmed that it does not manage any other accounts similar to the Fund, except for the Predecessor Fund. The Investment Manager has confirmed that the Predecessor Fund was created as a private fund to manage assets in an alternative strategy and not for the purpose of establishing a performance record. Although the Predecessor Fund does not yet have a full year of performance, the Investment Manager has informed the Registrant that of June 1, 2018, the Predecessor Fund’s has approximately $21.7 million in assets, and approximately 36% of the investors are not affiliated with the Investment Manager. The Predecessor Fund will transfer its portfolio securities to the Registrant simultaneously with the commencement of the Registrant’s investment operations and the Registrant will be managed by the same portfolio managers and in substantially the same manner as the Predecessor Fund. For these reasons, including the Predecessor Fund performance for the period prior to the date the Registrant’s registration statement becomes effective is consistent with the Massachusetts Mutual Institutional Funds SEC No-Action Letter (pub. avail. Sep 28, 1995).

Statement of Additional Information

Fundamental Policies

21.	Comment: With respect to the non-concentration policy, add disclosure indicating that the Fund and its Adviser will consider the industry concentration of the Underlying Funds when determining compliance with its own non-concentration policy.

Response: The Registrant will add the following disclosure regarding its industry concentration policy: “To the extent that an Underlying Fund has adopted a policy to concentrate in a particular industry or group of industries, the Fund will consider such policy for purposes of determining compliance with its concentration policy.”

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699 or, in my absence, to Carey Bell at (215) 988-2499.

Sincerely,

/s/ Nancy P. O’Hara
Nancy P. O’Hara